SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 8)

Great Elm Group, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

39036P209

(CUSIP Number)

Todd Wiench

Imperial Capital Asset Management, LLC

3801 PGA Boulevard, Suite 603

Palm Beach Gardens, Florida 33410

(310) 246-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39036P209	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Imperial Capital Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,280,448*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,280,448*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,280,448*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*

Includes 2,121,348 shares of common stock, par value $0.001 per share, of the Issuer (“Common Stock”) underlying (i) a 5.0% Convertible Senior PIK Note due 2030 (the “Original Note”) issued by the Issuer pursuant to a Securities Purchase Agreement, dated as of February 26, 2020, by and among the Issuer and the investors named therein, and (ii) additional 5.0% Convertible Senior PIK Notes due 2030 (together with the Original Note, the “Notes”) issued by the Issuer as interest pursuant to the terms of the Notes.

CUSIP No. 39036P209	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Long Ball Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,371,364*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,371,364*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,371,364*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Includes 2,121,348 shares of Common Stock underlying the Notes.

CUSIP No. 39036P209	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Imperial Capital Group Holdings II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 460,900(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 460,900(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 460,900(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Represents 460,900 shares of Common Stock of the Issuer transferred from Imperial Capital Asset Management, LLC (“ICAM”) to Imperial Capital Group Holdings II, LLC (“ICGH2”).

CUSIP No. 39036P209	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Jason Reese
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,471,409*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,471,409*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,471,409*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

*	Includes 2,121,348 shares of Common Stock underlying the Notes.

CUSIP No. 39036P209	Page 6 of 10 Pages

Explanatory Note: This Amendment No. 8 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Great Elm Group, Inc. (the “Issuer”) filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on May 6, 2019, as amended by Amendment No. 1 to the Initial 13D filed on March 3, 2020, Amendment No. 2 to the Initial 13D filed on May 21, 2021, Amendment No. 3 to the Initial 13D filed on May 11, 2022, Amendment No. 4 to the Initial 13D filed on June 13, 2022, Amendment No. 5 to the Initial 13D filed on September 30, 2022, Amendment No. 6 to the Initial 13D filed on December 27, 2022, and Amendment No. 7 to the Initial 13D filed on January 5, 2023 (as so amended, the “Schedule 13D”), amends and supplements certain of the items set forth in the Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is amended and restated in its entirety as follows:

This statement on Schedule 13D relates to the common stock, par value of $0.001 per share (“Common Stock”) of Great Elm Group, Inc., a Delaware corporation. The principal executive office of the Issuer is located at 800 South Street, Suite 230, Waltham, Massachusetts 02453.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed jointly and on behalf of the following persons:

(a) The term “Reporting Persons” collectively refers to:

•	Imperial Capital Asset Management, LLC (“ICAM”), a Delaware limited liability company;

•	Long Ball Partners LLC (“Long Ball”), a Delaware limited liability company;

•	Imperial Capital Group Holdings II, LLC (“ICGH2”), a Delaware limited liability company; and

•	Jason Reese, a citizen of the United States of America and a director and the Executive Chairman of the Issuer.

For the information required for this Item 2 by Instruction C to Schedule 13D with respect to the persons controlling ICAM and Long Ball (collectively, the “Covered Persons”), reference is made to Schedule A annexed hereto and incorporated herein by reference.

(b) The business address of each Reporting Person and Covered Person is 3801 PGA Blvd., Suite 603, Palm Beach Gardens, Florida 33410.

(c) ICAM is a registered investment adviser with the SEC and its principal business is acting as the managing member and investment manager to Long Ball.

Long Ball is a private fund and its principal business is buying, selling and trading in securities and other investment products pursuant to the investment objective and strategies described in its confidential offering memorandum and/or operating agreement.

CUSIP No. 39036P209	Page 7 of 10 Pages

ICGH2 is a private fund and its principal business is buying, selling and trading in securities and other investment products.

The principal occupation of Mr. Reese is acting as the Chairman and Chief Executive Officer of ICAM and portfolio manager to Long Ball.

(d) During the last five years, none of the Reporting Persons nor any of the Covered Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor any of the Covered Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a) & (b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are based on 30,022,424 shares of Common Stock outstanding as of November 7, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2022.

(c) On January 5, 2023, the Issuer awarded Mr. Reese 165,159 shares of restricted stock.

In addition, since the filing of the Amendment No. 7 to the Initial 13D, ICAM sold an aggregate of 460,900 shares of Common Stock of the Issuer to ICGH2, the details of which are set forth in the table below.

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share	Price or Range of Prices
ICAM	Sale	01/06/2023	460,900	$2.17	N/A
ICGH2	Purchase	01/06/2023	460,900	$2.17	N/A

(d)	Not applicable.

(e)	Not applicable.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

The following document is filed as an exhibit to this Amendment No. 7

Exhibit No.	Description

99.1	Joint Filing Agreement

CUSIP No. 39036P209	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2023

Imperial Capital Asset Management, LLC

By:	/s/ Jason Reese
Jason Reese, Chairman & CEO

Long Ball Partners, LLC

By: Imperial Capital Asset Management, LLC
its Managing Member

By:	/s/ Jason Reese
Jason Reese, Chairman & CEO

Imperial Capital Group Holdings II, LLC

By:	/s/ Jason Reese
Jason Reese, its Authorized Signatory

Jason Reese

/s/ Jason Reese

CUSIP No. 39036P209	Page 9 of 10 Pages

SCHEDULE A

Item 2. The name, principal occupation, and citizenship of each of the Covered Persons are set forth below.

Name	Principal Occupation	Citizenship
ICAM Holdings, LLC	100% owner of ICAM	Delaware limited liability company

Imperial Capital Group Holdings, LLC	Majority owner of ICAM Holdings, LLC and Managing Member of ICGH2	Delaware limited liability company

Randall Wooster	Co-founder and 50% owner of Imperial Capital Group Holdings, LLC	United States of America

Jason Reese	Co-founder and 50% owner of Imperial Capital Group Holdings, LLC; Item 2(c) is incorporated herein by reference	United States of America

Items 3 – 6. Except through their relationship with ICAM, Long Ball and ICGH2 or as otherwise set forth in Items 3 to 6 of this Schedule 13D, none of the Covered Persons beneficially owns any securities of the Issuer or has any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.